

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2024

Max Hooper
Chief Executive Officer
Global Blockchain Acquisition Corp.
6555 Sanger Road, Suite 200
Orlando, FL 32827

      Re: Global Blockchain Acquisition Corp.
          Preliminary Proxy Statement on Schedule 14A
          Filed October 8, 2024
          File No. 001-41381

Dear Max Hooper:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction

cc: Ralph V. De Martino